TSX:IRC                                                                                 NR 06-03

                                                                                  February 15, 2006

INTERNATIONAL ROYALTY CORPORATION ANTICIPATES SMOOTH TRANSITION FROM START-UP TO PRODUCTION AT VOISEY’S BAY

DENVER, COLORADO, February 15, 2006 - International Royalty Corporation (TSX: IRC) (“IRC”), further to its press release of November 18, 2005, is pleased to report that Inco Limited (“Inco”) continues to progress through the start-up phase and into the full production phase at its Voisey’s Bay project in Labrador, Canada.  The first shipment of nickel concentrate was made on November 16, 2005, more than six months ahead of the original project schedule, and a full year of output is expected from Voisey’s Bay for 2006.  Inco comments in its most recent press release dated February 14, 2006:

“We marked a number of significant milestones at our Voisey's Bay project in 2005 - the production of first concentrate, the opening of our demonstration plant in Argentia, Newfoundland to test hydrometallurgical technologies for processing Voisey's Bay nickel concentrates, the first concentrate shipments to our operations in Ontario and Manitoba, and the first production of finished nickel from Voisey's Bay concentrate at our Sudbury operations in early January 2006.

The ramp-up at Voisey's Bay is going very well.  As a result, we have raised our 2006 production estimate from this operation to about 120 million pounds of nickel in concentrate.”

Elsewhere in this release Inco notes that:

“… the impact of Voisey's Bay in 2006 will not be fully realized until we have a steady flow of Voisey's Bay concentrates to our Ontario and Manitoba operations in the second half of 2006.”

Inco also comments that it expects to produce 340 million pounds of copper in 2006:

“… including  65 million pounds in Voisey's Bay copper concentrates to be sold to third parties.”

(The preceding information is derived primarily from publicly available information provided by Inco and is subject to the cautionary statements and assumptions which accompanied such information in the applicable Inco public disclosure documents.  The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the project.)

IRC holds an effective 2.7% royalty in the Voisey’s Bay project through its 90% indirect interest in the Labrador Nickel Royalty Limited Partnership (LNRLP).  The royalty is calculated on the basis of the actual proceeds received by Inco’s subsidiary, Voisey’s Bay Nickel Corporation (VBNC) less certain transportation and processing deductions.  According to the terms of the royalty agreement, the royalty interest shall be paid byVBNC on a quarterly basis within forty-five days after the end of each fiscal quarter in which proceeds are received by VBNC.   The agreement also provides that IRC is entitled to conduct annual audits of the net smelter return calculation to verify that controls and procedures are in place to ensure timely and accurate reporting.

IRC has been in contact with Inco concerning the procedures and schedule of royalty payments to be made by VBNC to the LNRLP.  Although the first concentrate shipments from the mine occurred in the last quarter of 2005, IRC has been advised by Inco that proceeds were not recognized during that quarter, due to settlement times and procedures for the recognition and booking of proceeds under agreements covering the sale of nickel and copper concentrates produced by VBNC.  As a result, the LNRLP did not receive a payment from VBNC on February 14, 2006, which is the 45th day following the end of the final quarter of 2005.  Inco has informed IRC that it will be provided with copies of the applicable sales agreements when they are finalized and executed.  Based upon IRC’s review and interpretation of information provided by Inco, IRC anticipates its first royalty payment will be received on or about May 15, 2006.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC’s anticipation that its first royalty payment will be received on or about May 15, 2006. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of VBNC’s booking of proceeds under applicable sales agreements.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

Material Assumptions

IRC’s statement in this press release regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco’s statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Edith English : eenglish@renmarkfinancial.com

Media, Cynthia Lane: clane@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com